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                        November 27, 2023

       Nathaniel S. Gardiner
       Senior Vice President and General Counsel
       ENANTA PHARMACEUTICALS INC
       500 Arsenal Street
       Watertown, MA 02472

                                                        Re: ENANTA
PHARMACEUTICALS INC
                                                            Registration
Statement on Form S-3
                                                            Filed November 22,
2023
                                                            File No. 333-275723

       Dear Nathaniel S. Gardiner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Stacie S. Aarestad